November 20, 2020	TSX.V - GIGA

Giga files Preliminary Economic Assessment

Models production of High-grade Nickel Concentrate from the Turnagain Nickel Deposit

Vancouver, B.C. - Giga Metals Corp. (TSX.V: GIGA) announced today that, further to its news release dated October 28, 2020, it has filed the associated National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) technical report for the Preliminary Economic Assessment (PEA) for its wholly-owned Turnagain Project in northwest British Columbia. The Report is dated November 18, 2020 and can be found under the Company's profile at www.sedar.com and on the Company's web site.

The PEA was prepared by Hatch Ltd of Vancouver, Canada with the assistance of Kirkham Geosystems Ltd. (mineral resources), Knight Piésold Ltd. (tailings management), Blue Coast Metallurgy Ltd. (metallurgical testing and process design), Kerr Wood Leidal Associates Ltd. (power supply), and Wood Mackenzie Ltd. (market analysis). Giga is pleased to report there are no material differences between the key results contained in the PEA and the news release dated October 28, 2020.

The project is estimated to produce nickel in concentrate with a low greenhouse gas footprint (Scope 1 and Scope 2) of <2.5 t/t Ni over the project life. Should electric mining fleet equipment become available in suitable capacities, the use of such a fleet is expected to reduce greenhouse gas emissions to <0.7 t/t nickel. At these rates, the CO2-sequestering capabilities of the Turnagain tailings may enable the project to be carbon-neutral.

The Turnagain PEA demonstrates the potential for establishing a long-life open-pit mine and mill using conventional froth flotation technology to produce high-grade nickel sulphide concentrate. With a phased implementation to a facility with a throughput rate of 90,000 tonnes per day, annual production is projected to average more than 33,000 tonnes per year nickel (73 million pounds per year) for a project life of 37 years. A summary of the PEA highlights is provided in Table 1. The PEA has identified numerous opportunities for project improvement.

Table 1 - Turnagain Project PEA Life-of-Mine Results and Assumptions (US$)

All parameters annual average except construction and sustaining capital cost	Phase 1 (Y1-5) Average	Phase 2 (Y6-20) Average	LoM (Y1-37) Average
Ore Processed (Mt)	15.3	32.7	30.3
Nickel Grade (%)	0.260	0.220	0.221
Nickel Recovery (%)	57.3	51.6	49.6
Nickel Production (t in concentrate)	22,754	37,149	33,215
Cobalt Production (t in concentrate)	1,379	2,224	1,962
($/t ore)	$9.63	$7.99	$7.89
($/lb Ni)	$2.93	$3.20	$3.27
Net Operating Cost ($/lb Ni)	$2.77	$3.04	$3.12
Construction Capital Cost ($M) - total	$1,381	$532	$1,913
Sustaining Capital Cost ($M) - total	$274	$1,011	$2,000
Base Case Nickel Price / Payability	$7.50/lb / 78%
Base Case Cobalt Price / Payability	$22.30/lb / 35%
Base Case Pre-tax IRR / NPV (8%)	6.3% / ($269M)
ESG Case Nickel Price / Payability	$8.50/lb / 78%
ESG Case Cobalt Price / Payability	$22.30/lb / 35%
ESG Case Pre-tax IRR / NPV (8%)	9.4% / $242M

Cautionary Statements

The PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized.

Qualified Persons

The technical content of this news release has been prepared and reviewed by Lyle Trytten, P.Eng., a Qualified Person under NI 43-101 standards.

About Giga Metals Corporation

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, which contains one of the few significant undeveloped sulphide nickel and cobalt resources in the world.

Forward-looking Statements

Certain statements in this news release are forward-looking statements, which reflect the expectations of management regarding the Turnagain Project. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company and its mineral projects, the estimation of mineral resources and mineral prices, steps to be taken towards commercialization of the resource, the timing and amount of estimated future production and capital, operating and exploration expenditures. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management's current views and are based on certain expectations, estimates and assumptions which may prove to be incorrect, including the list of additional work prior to requisitioning a Pre-feasibility study, and statements relating to future exploration and development of the Project and mineral resource and mineral reserve estimations relating to the Project. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) the mineral resource estimates relating to the Project could prove to be inaccurate for any reason whatsoever, (2) Giga is unable to finance the Project, (3) prices for nickel and cobalt or project costs could differ substantially and make any commercialization uneconomic, (4) inferred and indicated resources may not materialize, (5) permits, environmental opposition, government regulation, cost overruns or any of many other factors may prevent the Company from commercializing the Turnagain Project, (6) additional but currently unforeseen work may be required to advance to the pre-feasibility stage, and (7) even if the Project goes into production, there is no assurance that operations will be profitable. These forward-looking statements are made as of the date of this news release and, except as required by applicable securities laws, the Company assumes no obligation to update these forward-looking statements, or to update the reasons why actual results differed from those projected in the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties are set out in the "Risks and Uncertainties" section in the Company's most recent MD&A filed with Canadian security regulators.

On behalf of the Board of Directors,

MARK JARVIS

CEO

Tel - 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com